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                               UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM 11-K


(Mark One)

[ x ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 1998

                                    OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the transition period from ________ to _______

 Commission file number 33-64114


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Airgas, Inc. 1994 Employee Stock Purchase Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Airgas, Inc.
                          259 North Radnor-Chester Road
                                   Suite 100
                             Radnor, PA  19087-5283










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                               AIRGAS, INC.

                     1994 EMPLOYEE STOCK PURCHASE PLAN

                        ANNUAL REPORT ON FORM 11-K

                             December 31, 1998

                                  INDEX



                                                                     PAGE

 Report of Independent Auditors .......................................3

AUDITED FINANCIAL STATEMENTS

 Statements of Financial Position as of December 31, 1998 and 1997.....4

 Statements of Changes in Participant's Equity for the years ended
     December 31, 1998, 1997 and 1996 .................................5

 Notes to Financial Statements ........................................6


SIGNATURES.............................................................8

EXHIBIT INDEX

 Consent of Independent Auditors ......................................9




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INDEPENDENT AUDITORS' REPORT



To the Nominating and Compensation Committee of the Airgas, Inc. Board of Directors:


We have audited the accompanying statements of financial position of the Airgas, Inc. 1994 Employee Stock Purchase Plan (the "Plan") as of December 31, 1998 and 1997 and the related statements of changes in participants' equity for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1998 and 1997 and the changes in its participants' equity for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


KPMG LLP


Philadelphia, Pennsylvania
March 19, 1999







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

                                AIRGAS, INC.
                     1994 EMPLOYEE STOCK PURCHASE PLAN

                     STATEMENTS OF FINANCIAL POSITION

                        December 31, 1998 and 1997



                                                                 1998        1997
ASSETS

Participants' payroll deductions receivable from Airgas, Inc.    $   --      $18,150


PARTICIPANTS' EQUITY

Participants' Equity                                             $   --      $18,150



The accompanying notes are an integral part of these financial statements.








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
                                AIRGAS, INC.
                     1994 EMPLOYEE STOCK PURCHASE PLAN

               STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY

               Years Ended December 31, 1998, 1997 and 1996


                                                          1998         1997         1996
Increase (decrease) during year:

 Participants' payroll deductions                         $5,742,430   $5,931,313   $4,659,538

 Cost of 541,225 shares in 1998, 438,709 shares in 1997,
  and 389,494 in 1996 of common stock of Airgas, Inc.
  issued to participants under the terms of the Plan
  (including $21,374 in 1998, $15,130 in 1997, and
  $2,518 in 1996 in cash distributed for fractional
  shares)                                                 (5,760,580)  (5,934,076)  (4,656,907)

  Net change in participants' equity                         (18,150)      (2,763)       2,631

Balance at beginning of year                                  18,150       20,913       18,282

Balance at end of year                                    $       --   $   18,150   $   20,913



The accompanying notes are an integral part of these financial statements.









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                                 AIRGAS, INC.
                      1994 EMPLOYEE STOCK PURCHASE PLAN

                        NOTES TO FINANCIAL STATEMENTS

                       December 31, 1998, 1997 and 1996

(1)  Description of the Plan

The following description of the Airgas, Inc. 1994 Employee Stock Purchase Plan ("the Plan") provides general information only. Participants should refer to the Plan prospectus for more complete information.

General

The purpose of the Plan is to encourage and assist employees of Airgas, Inc. and its subsidiaries (the "Company"), by giving them the opportunity to acquire an equity interest in the Company through the purchase of shares of the Company's Common Stock at a discount. Generally, employees may elect to have up to 15% of their annual gross compensation (including base salary, commissions and over-time) withheld to purchase the Company's Common Stock at 85 to 95 percent of the market value of the Common Stock, depending on base salary levels. Market value under the Plan is either the closing market price of the Common Stock as of the employees' enrollment date in the Plan or the closing market price on the quarterly purchase date, whichever is lower. Employees lock-in a purchase price under the Plan for up to 27 months. The Plan was adopted by the Board of Directors in May 1993 and was submitted for approval by the stockholders of the Company in July 1993. A maximum of two million (2,000,000) shares of Common Stock may be purchased under the Plan. From inception to December 31, 1998, 1,998,632 shares have been issued under the Plan. During 1999, the Company intends to deregister the remaining shares and terminate the Plan. As described in Note 3, based on the limitation of shares remaining under the Plan, a portion of participants' payroll deductions was retained by the Company for contribution to the 1998 Employee Stock Purchase Plan (the "1998 Plan").

The Plan is accounted for on the accrual basis of accounting. Purchases and sales of shares of Company Common Stock are recorded on a trade date basis.

(2)  Purchase and Distribution of Shares

Purchases are made by the Plan quarterly, and the shares purchased are deposited into individual brokerage firm accounts maintained for the participants. The Common Stock is purchased at a price equal to the lower of: the closing price of the Common Stock on the New York Stock Exchange on the participant's enrollment date, multiplied by the discount percentage; or the closing price of the Common Stock on the New York Stock Exchange on the purchase date, multiplied by the discount percentage.

(3)  Participants' Payroll Deductions

At December 31, 1998, the Plan did not have a sufficient number of shares remaining for the quarterly purchase on behalf of Plan participants. Due to the share limitation, shares were purchased for Plan participant accounts on a pro-rata basis as provided for in the Plan prospectus. A total of $265,263 of participants' payroll deductions between October 1, 1998 and December 31, 1998 were in excess of shares available under the Plan. The Plan Participants authorized the contribution of the excess payroll deductions to the 1998 Plan for use in purchasing shares on the 1998 Plan's first quarterly purchase date in March 1999. The 1998 Plan was adopted by the Board of Directors in May 1998 and approved by the stockholders of the Company in August 1998.

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                                 AIRGAS, INC.
                      1994 EMPLOYEE STOCK PURCHASE PLAN

                  NOTES TO FINANCIAL STATEMENTS (continued)


For the years ended December 31, 1997 and 1996, participants' payroll deductions receivable from Airgas, Inc. represents deductions which were less than the cost of one share of common stock and were carried forward for use in purchasing shares on the next quarterly purchase date.

(4)  Administrative Expenses of the Plan

All administrative expenses of the Plan are paid by the Company. Any brokerage fees for the purchase of shares on behalf of Plan Participants are paid by the Company, but brokerage fees for the resale of shares by Participants are paid by the Participants.

(5)  Federal Income Tax

The Plan is intended to qualify as an "employee stock purchase plan" under
Section 421 and Section 423 of the Internal Revenue Code of 1986, as amended. Under existing federal income tax laws, the Plan is not subject to federal income tax. When any shares of stock are sold by a participant, any gain or loss must be recognized by that participant.


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                                SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              1994 EMPLOYEE STOCK PURCHASE PLAN
                                        (Name of Plan)


                              BY:  Nominating and Compensation Committee
                                   of the Airgas, Inc. Board of Directors
                                   as Plan Administrator


                                   /s/ W. Thacher Brown
                                   _______________________________
                                   W. Thacher Brown


                                   /s/ Robert E. Naylor, Jr.
                                   _______________________________
                                   Robert E. Naylor, Jr.


                                   /s/ Rajiv L. Gupta
                                   _______________________________
                                   Rajiv L. Gupta


                                   /s/ Robert L. Yohe
                                   _______________________________
                                   Robert L. Yohe








DATED: March 29, 1999



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                               EXHIBIT INDEX


Exhibit

   23          Consent of KPMG LLP